

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2011

Via E-mail
Fred W. Brackebusch
Chairman of the Board, President and Chief Executive Officer
New Jersey Mining Company
89 Appleberg Road
Kellogg, Idaho 83837

> **Re:** **New Jersey Mining Company**
> **PRE 14A**
> **Filed July 15, 2011**
> **File No. 000-28837**

Dear Mr. Brackebusch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please tell us how you have addressed each of the outstanding comments in our letter to you dated June 24, 2010 on your preliminary proxy statement filed on June 3, 2010. We note, in this regard, your letter dated July 8, 2010.

2. Please note that the outstanding comments on your Form 10-K for the fiscal year ended December 31, 2010 should be resolved before we will be in a position to clear comments on your preliminary information statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Aslynn Hogue, staff attorney, at (202) 551-3841, or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (Via E-mail): Greg Lipsker, Legal Counsel for New Jersey Mining Company